SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Noodles & Company
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

65540B105
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,054,405
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,054,405
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,054,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based upon 46,429,174 shares of Class A Common Stock, $0.01 par value per share (“Common Stock”) of Noodles & Company (the “Issuer”) outstanding as of August 4, 2023 as disclosed on the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2023.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,054,405
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,054,405
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,054,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based upon 46,429,174 shares of Common Stock of the Issuer outstanding as of August 4, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,054,405
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,054,405
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,054,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based upon 46,429,174 shares of Common Stock of the Issuer outstanding as of August 4, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,290,368*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,290,368*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,290,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.09%**
14	TYPE OF REPORTING PERSON IN

* Includes (1) 3,054,405 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P., (2) 85,963 shares of Common Stock of the Issuer held directly by J. Hale Hoak, and (3) 150,000 shares of Common Stock of the Issuer held by Zierk Family 2010 Irrevocable Trust, of which J. Hale Hoak serves as trustee.

** This calculation is based upon 46,429,174 shares of Common Stock of the Issuer outstanding as of August 4, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

1	NAME OF REPORTING PERSONS James M. Hoak Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,551,095*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,551,095*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,551,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.65%**
14	TYPE OF REPORTING PERSON IN

* Includes (1) 3,054,405 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P., and (2) 496,690 shares of Common Stock of the Issuer held in the James M. Hoak Jr. IRA.

** This calculation is based upon 46,429,174 shares of Common Stock of the Issuer outstanding as of August 4, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

1	NAME OF REPORTING PERSONS Zierk Family 2010 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 150,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based upon 46,429,174 shares of Common Stock of the Issuer outstanding as of August 4, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 10, 2023.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on June 23, 2023 (the “Original 13D”, and together with Amendment No. 1, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original 13D.

This Amendment No. 1 is being filed to make amendments to the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used for the purchase of Common Stock by HPE was $12,474,819.75. All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Hoak Management and Hoak & Co. do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE.

Each of James M. Hoak, Jr. and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the remaining Common Stock reported by James M. Hoak, Jr., was $2,045,705.67 (all such 496,690 shares held in the James M. Hoak, Jr. IRA), such shares being paid for using personal funds. The total amount of funds used for the purchase of the Common Stock reported by the Zierk Trust was $530,368.06. J. Hale Hoak (in his capacity as trustee of the Zierk Trust) may also be deemed to beneficially own the Common Stock owned by the Zierk Trust. The total amount of funds used for the purchase of the remaining Common Stock reported by J. Hale Hoak, was $308,178.16, such shares being paid for using personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Items 5(a) and 5(c) as follows:

(a)	As of the date of this Schedule 13D, based upon 46,429,174 shares of Common Stock of the Issuer outstanding as of August 4, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 10, 2023:

i.	HPE directly owns an aggregate of 3,054,405 shares of Common Stock, representing approximately 6.58% of the outstanding Common Stock.
ii.	Hoak Management, in its capacity as HPE’s general partner, may be deemed to beneficially own an aggregate of 3,054,405 shares of Common Stock, representing approximately 6.58% of the outstanding Common Stock.
iii.	Hoak and Co., in its capacity as the general partner of Hoak Management, may be deemed to beneficially own an aggregate of 3,054,405 shares of Common Stock, representing approximately 6.58% of the outstanding Common Stock.
iv.	The Zierk Trust owns an aggregate of 150,000 shares of Common Stock, representing approximately 0.32% of the outstanding Common Stock.
v.	James M. Hoak, Jr. (1) directly owns an aggregate of 496,690 shares of Common Stock (held in the James M. Hoak, Jr. IRA) and (2) in his capacity as Hoak & Co.’s controlling shareholder and Chairman may be deemed to beneficially own 3,054,405 shares of Common Stock, for an aggregate of 3,551,095 shares of Common Stock, representing approximately 7.65% of the outstanding Common Stock.

vi.	J. Hale Hoak (1) directly owns an aggregate of 85,963 shares of Common Stock and (2) in his capacity as Hoak & Co.’s President and the trustee of the Zierk Trust may be deemed to beneficially own an aggregate of 3,016,860 shares of Common Stock, for an aggregate of 3,290,368 shares of Common Stock representing approximately 7.09% of the outstanding Common Stock.

(c)	Schedule A hereto sets forth all transactions in the Common Stock since the date of the most recent filing of Schedule 13D by any Reporting Person. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock since the date of the most recent filing of Schedule 13D by the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated August 17, 2023, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak, Jr., J. Hale Hoak and Zierk Family 2010 Irrevocable Trust

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	August 17, 2023

Hoak Public Equities, L.P.		Hoak Fund Management, L.P.

By: Hoak Fund Management, L.P., its general partner		By: Hoak & Co., its general partner

By: Hoak & Co., its general partner		By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak
President

Hoak & Co.		James M. Hoak, Jr.

By:	/s/ J. Hale Hoak	By:	/s/ James M. Hoak, Jr.
	J. Hale Hoak		James M. Hoak, Jr.
President

J. Hale Hoak		Zierk Family 2010 Irrevocable Trust

By:	/s/ J. Hale Hoak	By:	/s/ J. Hale Hoak
	J. Hale Hoak		J. Hale Hoak, Trustee

Schedule A

Transactions – Since Date of Most Recent 13D Filing

Reporting Person	Transaction Date	Transaction	Shares	Price Per Share
Hoak Public Equities, L.P.	8/8/2023	Purchase	15,628	$3.25
Hoak Public Equities, L.P.	8/8/2023	Purchase	12,629	$3.29
Hoak Public Equities, L.P.	8/9/2023	Purchase	33,544	$3.30
Hoak Public Equities, L.P.	8/10/2023	Purchase	24,500	$2.81
Hoak Public Equities, L.P.	8/11/2023	Purchase	7,397	$3.14
Hoak Public Equities, L.P.	8/15/2023	Purchase	80,000	$2.90
Hoak Public Equities, L.P.	8/15/2023	Purchase	85,963	$2.90
Hoak Public Equities, L.P.	8/15/2023	Purchase	693,162	$2.93
Zierk Family 2010 Irrevocable Trust	8/16/2023	Purchase	25,000	$3.00
Hoak Public Equities, L.P.	8/16/2023	Purchase	137,545	$2.88
James M. Hoak, Jr.	8/16/2023	Purchase	100,000	$2.90
J. Hale Hoak	8/16/2023	Purchase	35,963	$2.85
Zierk Family 2010 Irrevocable Trust	8/16/2023	Purchase	25,000	$2.85